UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number 000-28131 CUSIP Number 458381100

(Check One):
☐ Form 10-K
☐ Form 20-F
☐ Form 11-K
☒ Form 10-Q
☐ Form N-SAR
☐ Form N-CSR

For Period Ended: June 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pilot Therapeutics Holdings, Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

2000 Daniel Island Drive

Address of Principal Executive Office (Street and Number)

Charleston, SC 29492

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or Form N-CSR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file Form 10-QSB for the period ended June 30, 2003 within the prescribed time period due to extreme administrative effort required to resolve Incentive Grant issues with the State of South Carolina and in connection with Registrant’s private equity capital raising efforts discussed in the Registrant’s Form 10-KSB for the period ended December 31, 2002. In addition, the Registrant has incurred significant staffing turnover which, in combination with these activities, prevent the Registrant from filing Form 10-QSB for the period ended June 30, 2003 within the prescribed time period.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Anthony Hardwick                                                                                  (843) 329-8520

                                                     (Name)                                                                              (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pilot Therapeutics Holdings, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2003	By:	/s/ Anthony Hardwick
Anthony Hardwick Director of Finance